Exhibit 99

NORTHWEST BANK 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2019 and 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

NORTHWEST BANK 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Northwest Bank 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Northwest Bank 401(k) Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan’s auditor since 2007.

Pittsburgh, Pennsylvania
June 25, 2020

NORTHWEST BANK 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Assets:
Non-interest bearing cash	$25,757	137
Investments at fair value	252,336,408	225,761,668
Dividends receivable	69,633	75,414
Notes receivable from participants	3,033,401	3,276,749
Total assets	255,465,199	229,113,968
Liabilities:
Due to brokers	30,920	80
Net assets available for benefits	$255,434,279	229,113,888

See accompanying notes to financial statements.

NORTHWEST BANK 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2019	2018
Additions/(deductions) to net assets attributed to:
Net appreciation/(depreciation) in fair value of investments	$24,302,148	(6,954,012)
Dividends and interest	6,641,943	6,238,183
Total investment income/(loss)	30,944,091	(715,829)

Interest income on notes receivable from participants	179,556	156,379

Contributions:
Employer (net of forfeitures)	3,373,619	3,067,603
Participants	7,844,304	7,082,007
Rollovers	999,385	1,490,117
Total contributions	12,217,308	11,639,727
Total additions	43,340,955	11,080,277

Deductions from net assets attributed to:
Benefit payments to participants	23,975,474	16,285,715
Net increase prior to transfers	19,365,481	(5,205,438)

Transfer from Union Community Bank 401(k) Profit Sharing Plan	6,954,910	—
Total transfers	6,954,910	—

Net increase/(decrease)	26,320,391	(5,205,438)

Net assets available for benefits:
Beginning of year	229,113,888	234,319,326

End of year	$255,434,279	229,113,888

See accompanying notes to financial statements.

NORTHWEST BANK 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2019 and 2018

(1)                                 Description of the Plan

The following description of the Northwest Bank 401(k) Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)         General

The Plan is a defined contribution plan of Northwest Bank (the "Bank") a subsidiary of Northwest Bancshares, Inc. (the "Company"), a Maryland corporation. The Company is a savings and loan holding company headquartered in Warren, Pennsylvania. The Northwest Bank Trust Department is the named trustee of the Plan (the "Trustee") and is responsible for oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings and monitors investment performance and reports to the Trustee of the Plan. Full-time and part-time employees who are 21 or older are eligible to contribute to the Plan on the first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). All Northwest Bancshares, Inc. shares held within this plan are allocated shares.  Participants are eligible to receive employer matching contributions once they have completed 1,000 hours and one year of service.  A year of service is defined as 12 consecutive months with at least 1,000 hours of service.

On March 8, 2019, the Company completed the merger with Donegal Financial Services Corporation ("DFSC"), the holding company for Union Community Bank ("UCB"). At that time, employees previously eligible to participate in the Union Community Bank 401(k) Profit Sharing Plan (the "UCB Plan") became fully-vested participants in the Plan with prior service counted towards eligibility criteria of the Pan. During 2019, the UCB Plan net assets available for benefits of approximately $7.0 million were transferred into the Plan.

(b)         Contributions

Each year, participants may voluntarily contribute up to the maximum percentage of compensation and dollar amount limits as allowed under Internal Revenue Code (“IRC”) Section 402(g), not to exceed certain annual limitations established by the Internal Revenue Service ("IRS") ($19,000 for 2019, and $18,500 for 2018). Participants of the Plan who are or will be 50 years old by the Plan year-end may elect to defer a catch-up contribution in excess of this limit. The maximum catch-up contribution allowable by the IRS was $6,000 for both 2019 and 2018.  Effective April 1, 2015, the Plan was amended to allow participants to designate all or a portion of their deferral contributions as after-tax contributions into a Roth account. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollovers). Participant contributions to the Plan are recorded in the period that payroll deductions are made from the participant. Participants direct the investment of all contributions into various investment options offered by the Plan. Effective April 1, 2019, the Bank's employer 401(k) match will be invested consistent with the employee's investment election(s). Previously, all Bank contributions were made in cash for the immediate purchase of the Company's common stock. Employees will still have the option of continuing to invest in the Company's common stock within the Plan. Participants can also elect to have any Company common stock dividends paid out to them in cash or have them automatically reinvested in the Company's common stock. For the years ended December 31, 2019 and 2018, $777,313 and $683,407 in dividends from Company common stock were paid to participants in cash, respectively.

As of January 1, 2017, the Bank contributes 100% of the first 4% of the eligible bi-weekly compensation that a participant contributes to the Plan. Prior to 2017, the Bank contributed 50% of the first 6% of the eligible bi-weekly compensation that a participant contributed to the Plan. Additional amounts may be contributed at the option of the Plan’s Administrative Committee. To be eligible for the discretionary contribution, participants must complete 1,000 hours of service during the Plan year. No discretionary contributions were made for 2019 or 2018.  Contributions are subject to certain limitations.

(c)          Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Bank's matching and discretionary contributions and Plan earnings.  Allocations are based on participant earnings, account balances or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NORTHWEST BANK 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2019 and 2018

(d)         Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  As of January 1, 2017, vesting in the Bank's matching and discretionary contributions plus earnings thereon is 100%. Vesting of Bank contributions made prior to 2017 is based on years of continuous service as outlined below.

Percentage of
Vesting years	interest vested
Fewer than 2	—%
2	20%
3	40%
4	60%
5	80%
6	100%

(e)          Benefit Payments

Upon termination of service, permanent disability, retirement, or death, a participant may receive a lump sum amount equal to the value of the participant’s vested interest in their account.

Active participants may apply for a hardship withdrawal for the purchase of the participant’s principal residence, to pay tuition or related post-secondary educational expenses, to pay certain medical or funeral expenses, or to prevent eviction from or foreclosure on the participant’s principal residence.  At any time, active participants may elect to withdraw all or a portion of their rollover contributions or contributions transferred from a separate qualified plan. See also Note 8.

(f)           Notes Receivable from Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of 50% of their vested balance or $50,000. The loans are secured by the balances in the participant’s account and bear interest at a fixed rate of the Bank's published prime rate plus 1% at the time the loan was originated (4.25% to 6.50% at December 31, 2019).  All loans are subject to specified repayment terms and must be repaid within a five-year period.  Each participant is granted up to two loans at a time.  At December 31, 2019 and 2018, notes receivable from participants totaled $3,033,401 and $3,276,749, respectively. See also Note 8.

(g)          Forfeitures

Forfeited non-vested account balances are used to reduce Bank contributions or pay Plan expenses.  As of December 31, 2019 and 2018, the forfeited balances available were not significant.  Forfeitures used to offset Bank contributions were $77,442 and $115,282 for the years ended December 31, 2019 and 2018, respectively.  Forfeitures used to offset Plan expenses were $1,079 and $0 for the years ended December 31, 2019 and 2018, respectively.

(h)             Employer Stock Account

Participants are entitled to invest a portion or all their account in Company stock. The provisions of the Plan contain a put option, which is a right for any participant who is otherwise entitled to a distribution from the Plan to require the Company to repurchase the Company stock in their account if it is not readily tradable on an established market.

Participants are entitled to exercise voting rights attributable to the shares allocated to their account and are notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given.

NORTHWEST BANK 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2019 and 2018

(2)                                 Summary of Significant Accounting Policies

(a)         General

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principals ("U.S. GAAP").

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement. The amendments are based on the concepts in the FASB Concepts Statement, Conceptual Framework for Financial Reporting-Chapter 8: Notes to Financial Statements, which the FASB finalized on August 28, 2018. This guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those years, with early adoption permitted for any removed or modified disclosure requirements. Transition is on a prospective basis for the new and modified disclosures, and on a retrospective basis for disclosures that have been eliminated. We do not expect this guidance to have a material impact on our financial statements.

(b)         Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

(c)          Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the Plan’s investment advisors. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation/(depreciation) in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on investments bought and sold as well as held during the year.

(d)         Distributions to Participants

Distributions to participants are recorded when paid by the Trustee.

(e)          Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

(f)            Notes Receivable

Notes receivable are measured at their unpaid principal balance plus accrued unpaid interest. Principal and interest is paid ratably through bi-weekly payroll deductions. Interest income is recorded on an accrual basis. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2019 and 2018 as we expect to collect all amounts due.

     (g)         Administrative Expenses

Quarterly administrative fees, loan processing fees and distribution fees are paid by participants of the Plan.  These fees are not significant and are classified within benefit payments to participants in the accompanying statements of changes in

NORTHWEST BANK 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2019 and 2018

net assets available for benefits. The asset management fees, as well as other administrative expenses, are paid by the Bank and, as such, are not reflected as expenses of the Plan.

(3)                                 Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(4)                                 Fair Value Measurements

Financial assets and liabilities recognized or disclosed at fair value on a recurring basis and certain financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis are accounted for using a three-level hierarchy of valuation technique based on whether the inputs to those valuation techniques are observable or unobservable.  This hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest level input that has a significant impact on fair value measurement is used.

Financial assets and liabilities are categorized based upon the following characteristics or inputs to the valuation techniques:

•
Level 1 - Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices for identical assets or liabilities in actively traded markets. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities.

•
Level 2 - Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets or liabilities that are actively traded.  Level 2 also includes pricing models in which the inputs are corroborated by market data, for example, matrix pricing.

•
Level 3 - Financial assets and liabilities for which values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  Level 3 inputs include the following:

•	Quotes from brokers or other external sources that are not considered binding;

•	Quotes from brokers or other external sources where it cannot be determined that market participants would in fact transact for the asset or liability at the quoted price;

•	Quotes and other information from brokers or other external sources where the inputs are not deemed observable.

 The Plan is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Plan performs due diligence to understand the inputs used or how the data was calculated or derived.  The Plan corroborates the reasonableness of external inputs in the valuation process.

The following table represents the Plan’s investments measured at fair value on a recurring basis at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Mutual funds	$143,767,518	—	—	143,767,518
Northwest Bancshares, Inc. common stock	89,021,088	—	—	89,021,088
Total assets in the fair value hierarchy	232,788,606	—	—	232,788,606
Investments measured at net asset value (a)	—	—	—	19,547,802
Total investments at fair value	$232,788,606	—	—	252,336,408

NORTHWEST BANK 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2019 and 2018

The following table represents the Plan’s investments measured at fair value on a recurring basis at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Mutual funds	$109,933,783	—	—	109,933,783
Northwest Bancshares, Inc. common stock	95,564,486	—	—	95,564,486
Total assets in the fair value hierarchy	205,498,269	—	—	205,498,269
Investments measured at net asset value (a)	—	—	—	20,263,399
Total investments at fair value	$205,498,269	—	—	225,761,668

 (a) Certain investments that were measured at net asset value ("NAV") per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2019 and 2018. There were no transfers of investments between Level 1 and Level 2 during the years ended December 31, 2019 and 2018. The Plan held no Level 3 investments during the years ended December 31, 2019 and 2018.

Mutual funds - Shares of mutual funds are valued at the quoted NAV of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock - Investments in common stock held are valued at the quoted market price on the last business day of the year.

Investments measured at NAV - Collective trust funds are valued based upon the units of the collective trust funds held by the Plan at year end times the respective unit value. The collective trust funds are valued at the NAV of units of a bank collective trust. The NAV, as provided by the fund manager, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds, less liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business fashion. The Plan’s investment in the funds is not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the funds at December 31, 2019 or 2018.

(5)                                 Investment Concentrations

At December 31, 2019 and 2018, the following investment, which represents ten percent or more of net assets available for benefits, was held by the Plan:

	2019		2018
	Shares	Fair value	Shares	Fair value
Northwest Bancshares, Inc. common stock	5,353,042	$89,021,088	5,641,351	$95,564,486

NORTHWEST BANK 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2019 and 2018

(6)                                 Tax Status

A favorable determination letter was received from the IRS on July 13, 2016 stating that the Plan is designed in accordance with Section 401(a) of the IRC and the related trust is exempt from tax under Section 501(a) of the IRC.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified, and the related trust is tax exempt. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

(7)                                 Related Party and Party-In-Interest Transactions

Certain plan investments consist of shares of Company common stock and loans to participants which are secured by the balances in the participant accounts. The Bank is the Plan Sponsor and the Company is the Parent Company of the Plan Sponsor. Therefore, these transactions qualify as party-in-interest transactions that are exempt under ERISA. Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

During 2019, the Plan purchased 362,750 shares of Company common stock at an aggregate cost of $6,221,185 and sold 614,459 shares of Company common stock for total proceeds of $10,578,863. During 2019, 36,600 shares were transferred out of the Plan to participants’ individual brokerage accounts. During 2018, the Plan purchased 489,188 shares of Company common stock at an aggregate cost of $8,441,438 and sold 1,025,240 shares of the Company common stock for total proceeds of $17,824,365. During 2018, 25,813 shares were transferred out of the Plan to participants’ individual brokerage accounts.  Plan participants received $3,938,900 and $4,012,930 in dividends on the Company's common stock during 2019 and 2018, respectively.

(8)     Subsequent Events
In February 2020, the Plan Sponsor adopted certain provisions of the Setting Every Community Up for Retirement Enhancement (SECURE Act) related to required minimum distributions and the limitation of life-time or "stretch" distributions to remain compliant under the applicable laws and regulations. Participants should consult the plan document for additional information. The Coronavirus 2019 (COVID-19) pandemic emerged at the end of 2019 and could materially and adversely affect the Plan, its operations, and its performance. Government-imposed stay-at-home orders, social distancing, and various other orders and guidelines have caused market performance of the investments to decline. Additionally, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law which provides plan, plan sponsor, and participant relief. If adopted by the Plan, key features of the CARES Act could have a significant effect on the operations of the Plan. The Plan Sponsor agreed to implement the provisions of the CARES Act as it relates to the Plan. The most significant items within these provisions provide for the waiving of required minimum distributions for the 2020 plan year and for participants with loans due in 2020 to have the ability to delay repayments for one year. Additionally, the CARES Act provisions approved by the Plan Sponsor provide for significant changes to new loans and distributions. Loan limits are increased to the lesser of $100,000 or 100% of participants' vested account balances through September 27, 2020. For distributions, participants negatively impacted by COVID-19 can withdraw up to $100,000 without being charged a 10% early withdrawal penalty for the 2020 plan year. The mandatory 20% tax withholding for such distributions is also suspended. The extent to which the COVID-19 pandemic may affect the results of the Plan's operations will depend on future developments, including the duration of the outbreak and the effectiveness of actions taken to contain and treat the disease.

NORTHWEST BANK 401(k) PLAN
EIN: 23-2790930
Plan Number: 002

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of issuer, borrower, lessor, or similar party	Description of investments	Cost	Current value
	Mutual funds:
BNY Mellon	BNY Mellon Midcap Index Fund	N/R	$1,100,789
Cohen Steers	Cohen Steers Realty Shares Income Fund	N/R	1,253,619
Credit Suisse Group	Credit Suisse Commodity Return Strategy Fund	N/R	386,602
Dimensional Fund Advisors	DFA Emerging Markets Core Equity Portfolio	N/R	1,008,751
Dimensional Fund Advisors	DFA International Core Equity Fund	N/R	1,328,280
Federated Investors, Inc.	Federated Clover Small Value Fund	N/R	450,721
Franklin Templeton	Franklin Small Cap Growth II Fund	N/R	4,593,053
Glenmede Investment Management	Glenmede Small Cap Blend Fund	N/R	1,387,259
Harding International	Harding Loevner International Eq Ins	N/R	5,383,707
Metlife	Reliance Metlife Stable Value Series	N/R	1,009,079
MFS Investment Management	MFS Emerging Markets Debt Fund	N/R	265,246
PIMCO Advisors	PIMCO Foreign Bond Fund	N/R	422,189
PIMCO Advisors	PIMCO High Yield Bond Fund	N/R	1,362,726
T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	N/R	21,576,522
T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund	N/R	11,153,738
The Vanguard Group	Vanguard 500 Index Fund	N/R	11,522,063
The Vanguard Group	Vanguard Balanced Index Fund	N/R	7,960,895
The Vanguard Group	Vanguard Inflation Protected Fund	N/R	1,554,165
The Vanguard Group	Vanguard Selected Value Fund	N/R	9,432,573
The Vanguard Group	Vanguard Target Retirement 2015 Fund	N/R	4,014,646
The Vanguard Group	Vanguard Target Retirement 2025 Fund	N/R	14,332,522
The Vanguard Group	Vanguard Target Retirement 2035 Fund	N/R	9,600,505
The Vanguard Group	Vanguard Target Retirement 2045 Fund	N/R	9,644,958
The Vanguard Group	Vanguard Target Retirement 2055 Fund	N/R	3,109,349
The Vanguard Group	Vanguard Target Retirement 2065 Fund	N/R	82,921
The Vanguard Group	Vanguard Target Retirement Income Fund	N/R	949,393
The Vanguard Group	Vanguard Total Bond Market Index Fund	N/R	6,645,160
The Vanguard Group	Vanguard Windsor II Fund	N/R	12,236,087
	Total mutual funds		143,767,518
	Collective trust funds:
The Vanguard Group	Vanguard Retirement Savings Trust Fund	N/R	19,547,802

	Employer securities:
* Northwest Bancshares, Inc.	Northwest Bancshares, Inc. common stock	N/R	89,021,088

* Plan participants	Loans to participants (550 loans outstanding at 4.25% - 6.50% with maturity dates through 2024)	$—	3,033,401
			$255,369,809

N/R	- Participant directed investment, cost not required to be reported
*	- Parties in interest, as defined by ERISA